FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
INTRA-GROUP TRANSFER: CGG AMERICAS INC. ANNOUNCES THE ACQUISITION OF
APPROXIMATELY 45 PERCENT OF THE SHARES CAPITAL OF EXPLORATION
RESOURCES ASA
Paris, 30 September 2005
Today Compagnie Generale de Geophysique (“CGG” 0000120164 — GEPH.PA — NYSE : GGY) has sold 3,064,500 shares in Exploration Resources ASA (“Exploration Resources”) at a price of NOK 340 per share, representing approximately 45 percent of the share capital of Exploration Resources to its fully owned subsidiary CGG Americas Inc. (“CGG Americas”). Prior to the transaction all shares in Exploration Resources (excluding treasury shares) were owned by CGG. CGG Americas did not previously own any shares in Exploration Resources.
On 16th September 2005, CGG acquired all remaining shares in Exploration Resources, excluding treasury shares owned by Exploration Resources, through a combined mandatory offer and compulsory acquisition.
Exploration Resources is listed on Oslo Børs under ticker code “EXRE”.

Contact : Christophe BARNINI	+ (33) 1 64 47 38 11
Email: invrel@cgg.com	Internet: www.cgg.com
About Exploration Resources :
Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-clients seismic services, and 4c/4D/seabed operations.
About CGG :
CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN COMPAGNIE GENERALE DE GEOPHYSIQUE’S REGISTRATION STATEMENT ON FORMS F-4 AND S-4 (REGISTRATION STATEMENT NO. 333-126553), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS
Date : September 30, 2005	By Senior Executive Vice President
Strategy, Control & corporate planning
/Gerard CHAMBOVET/